

May 14, 2012

Via E-mail
Ms. Monica M. Weed, Esq.
Vice President and General Counsel
Navigant Consulting, Inc.
30 S. Wacker Drive, Suite 3550
Chicago, Illinois 60606

> **Re: Navigant Consulting, Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed on May 9, 2012**
> **File No. 001-12173**

Dear Ms. Weed:

We have reviewed your filing and have the following comments.

General

1. We note your response to prior comment 2, but continue to be unable to locate the disclosure required by Item 4(b)(3) and (4) of Schedule 14A. Please direct us to this disclosure, or revise your materials.

2. We note your response to prior comment 3. Your response did not address the fact that your proxy card assumes majority voting for the election of directors, while the election will apparently be conducted pursuant to a plurality standard. Please provide your analysis. Likewise, since your solicitation is contested, brokers and other nominees cannot vote with respect to any proposals, including the ratification of the appointment of auditors. Please revise your materials to address this.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Claire H. Holland, Esq.
       Sidley Austin LLP